UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                         Eagle Pacific Industries, Inc.

                                (Name of Issuer)

                          Common Stock, $.01 par value

                         (Title of Class of Securities)

                                   269710 10 0


                                 (CUSIP Number)
                                William H. Spell
                      333 South Seventh Street, Suite 2430
                          Minneapolis, Minnesota 55402
                                 (612) 371-9650

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 14, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 8 Pages

CUSIP No.  269710 10 0                               Page 2  of  8 Pages

1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       William H. Spell

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [X ]
                                                                        (b) [  ]

3      SEC USE ONLY


4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
       PF; SC

5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                         [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

 NUMBER OF    7   SOLE VOTING POWER  566,834 (includes 100,800 shares obtainable
   SHARES
BENEFICIALLY      upon exercise of stock options)
  OWNED BY
    EACH      8   SHARED VOTING POWER
 REPORTING
   PERSON         51,929
    WITH
              9   SOLE DISPOSITIVE POWER  566,834 (includes 100,800 shares
                  obtainable upon exercise of stock options)

              10  SHARED DISPOSITIVE POWER
                  51,929

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 618,763 (includes 100,800 shares obtainable upon exercise of stock options)

12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                    [X]
       Excludes shares beneficially owned by the other members of the group, as to which Reporting Person disclaims beneficial ownership.

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.5%

14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       IN

CUSIP No.  269710 10 0                                Page  3  of  8  Pages

1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       Harry W. Spell

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [X ]
                                                                        (b) [  ]

3      SEC USE ONLY

4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
       PF; SC

5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                         [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

 NUMBER OF    7   SOLE VOTING POWER   375,392 (includes 58,560 shares obtainable
   SHARES
BENEFICIALLY      upon exercise of stock options)
  OWNED BY
    EACH      8   SHARED VOTING POWER
 REPORTING
   PERSON         30,500
    WITH
              9   SOLE DISPOSITIVE POWER     374,392 (includes 58,560 shares
                  obtainable upon exercise of stock options)

              10  SHARED DISPOSITIVE POWER
                  30,500

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,892 (includes 58,560 shares obtainable upon exercise of stock options)

12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                  [X]
       Excludes shares beneficially owned by the other members of the group, as to which Reporting Person disclaims beneficial ownership.

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.6%

14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       IN

CUSIP No.  269710 10 0                                Page  4  of  8  Pages

1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       Bruce A. Richard

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [X ]
                                                                        (b) [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
       PF; SC

5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                          [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

 NUMBER OF    7    SOLE VOTING POWER  200,157 (includes 43,560 shares obtainable
   SHARES
BENEFICIALLY       upon exercise of stock options)
  OWNED BY
    EACH      8    SHARED VOTING POWER
 REPORTING
   PERSON          0
    WITH
              9    SOLE DISPOSITIVE POWER    200,157 (includes 43,560 shares
                   obtainable upon exercise of stock options)

              10   SHARED DISPOSITIVE POWER
                   0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,157 (includes 43,560 shares obtainable upon exercise of stock options)

12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                            [X]
       Excludes shares beneficially owned by the other members of the group, as to which Reporting Person disclaims beneficial ownership

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       2.8%

14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       IN

CUSIP No.  269710 10 0                               Page 5  of  8    Pages

1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       Richard W. Perkins

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [X ]
                                                                        (b) [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
       PF; SC

5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                         [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

 NUMBER OF    7    SOLE VOTING POWER  174,082 (includes 27,140 shares obtainable
   SHARES
BENEFICIALLY       upon exercise of stock options)
  OWNED BY
    EACH      8    SHARED VOTING POWER
 REPORTING
   PERSON          0
    WITH
              9    SOLE DISPOSITIVE POWER      174,082 (includes 27,140 shares
                   obtainable upon exercise of stock options)

              10   SHARED DISPOSITIVE POWER
                   0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     174,082
       (includes 27,140 shares obtainable upon exercise of stock options)

12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   [X]
       Excludes shares beneficially owned by the other members of the group, as to which Reporting Person disclaims beneficial ownership.

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       2.4 %

14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       IN

ITEM 1.  SECURITY AND ISSUER.

         This filing relates to Common Stock, $.01 par value, of Eagle Pacific Industries, Inc. (the "Issuer"), 333 South Seventh Street, Minneapolis, Minnesota 55402.

ITEM 2.  IDENTITY AND BACKGROUND.

         No Change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Persons have previously acquired and may in the future acquire shares of the Issuer's Common Stock from the Issuer in private placements or upon exercise of options, or in open market or private transactions, using personal or borrowed funds.

         On September 14, 1999, William H. Spell exercised options to purchase 150,000 shares of the Issuer's Common Stock for an aggregate purchase price of $225,000. Payment of the exercise price was made by delivery to the Issuer of a Promissory Note in the original principal amount of $225,000, payable quarterly commencing March 31, 2000 with a final balloon payment on March 31, 2001 and bearing interest at the interest rate applicable to the Issuer's revolving credit facility in place during the term of the Note. On September 14, 1999, Harry W. Spell and Bruce A. Richard each exercised an option to purchase 15,000 shares for an aggregate purchase price of $45,000, which was paid to the issuer with personal funds.

         On September 16, 1999, William H. Spell acquired 30,000 shares of the Issuer's Common Stock and Messrs. Harry W. Spell, Bruce A. Richard and Richard
W. Perkins each acquired 20,000 shares of Common Stock at a purchase price of $3.3125 per share. Thirty per cent of the purchase price was paid in cash by each Reporting Person and each Reporting Person delivered to the Issuer a five-year Promissory Note for the remaining 70% of the purchase price, which Note bears interest at the interest rate applicable to the Issuer's revolving credit facility in place during the term of the Note.

ITEM 4.  PURPOSE OF TRANSACTION.

         No Change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) William H. Spell beneficially owns 618,763 shares of the Issuer's Common Stock, representing 8.5% of the shares which would be outstanding assuming exercise of all exercisable options held by Mr. Spell. Of the shares beneficially held, 21,429 shares are held by Mr. Spell's wife, 30,500 shares are held by the Spell Family Foundation, and 100,800 shares may be acquired upon exercise of currently exercisable options. Mr. Spell has (i) sole voting and investment power over the 466,034 shares and 100,800 options held by him, (ii) shared voting and investment power with his wife over the shares held by her, and (iii) shared voting and investment power with Harry W. Spell over the shares held by the Spell Family Foundation.

         (b) Harry W. Spell beneficially owns 405,892 shares of the Issuer's Common Stock, representing 5.6% of the shares which would be outstanding assuming exercise of all exercisable options held by Mr. Spell. Of the shares beneficially held, 30,500 shares are held by the Spell Family Foundation and 58,560 shares may be acquired upon exercise of currently exercisable options. Mr. Spell has (i) sole voting and investment power over the 316,832 shares and 58,560 options held by him and (ii) shared voting and investment power with William H. Spell over the shares held by the Spell Family Foundation.

         (c) Bruce A. Richard beneficially owns 200,157 shares of the Issuer's Common Stock, representing 2.8% of the shares which would be outstanding assuming exercise of all exercisable options held by Mr. Richard. Of the shares beneficially held, 43,560 shares may be acquired upon exercise of currently exercisable options. Mr. Richard has sole voting and investment power over the 156,597 shares and 43,560 options held by him.

         (d) Richard W. Perkins beneficially owns 174,082 shares of the Issuer's Common Stock, representing 2.4% of the shares which would be outstanding assuming exercise of all exercisable options held by Mr. Perkins. Of the shares beneficially held, 11,429 shares are held in a Profit Sharing Trust for Mr. Perkins benefit and 27,140 shares may be acquired upon exercise of currently exercisable options. Mr. Perkins has sole voting and investment power over the 135,513 shares and 27,140 options held by him and the 11,429 shares held by the Profit Sharing Trust.

         The following transactions in the Issuer's Common Stock were effected during the past sixty days:

      Date             Reporting Person           Shares                                                 Purchase
                                                 Acquired                 Transaction                     Price

9/14/99           William H. Spell              100,000      Option Exercise                              $ 0.75
9/14/99           William H. Spell               50,000      Option Exercise                              $ 3.00
9/14/99           Harry W. Spell                 15,000      Option Exercise                              $ 3.00
9/14/99           Bruce A. Richard               15,000      Option Exercise                              $ 3.00
9/16/99           William H. Spell               20,000      Restricted Stock Grant                        None
9/16/99           William H. Spell               30,000      Private Purchase from Issuer                $3.3125
9/16/99           Harry W. Spell                 20,000      Private Purchase from Issuer                $3.3125
9/16/99           Bruce A. Richard               20,000      Private Purchase from Issuer                $3.3125
9/16/99           Richard W. Perkins             20,000      Private Purchase from Issuer                $3.3125

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATION-
         SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No Change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         No Change.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  September 30, 1999.

                                                 /s/ William H. Spell


                                                 /s/ Harry W. Spell


                                                 /s/ Bruce A. Richard


                                                 /s/ R. W. Perkins